UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

------------------------------------- ------------------------------------------
Application of E.ON AG and Powergen   CERTIFICATE PURSUANT TO RULE 24 UNDER THE
plc on Form U-1 (File No. 70-9961)    PUBLIC UTILITY HOLDING COMPANY ACT OF 1935
------------------------------------- ------------------------------------------

     Pursuant to the requirements of Rule 24 under the Public Utility Holding Company Act of 1935, as amended, E.ON AG ("E.ON"), certifies that on July 1, 2002 it acquired Powergen plc ("Powergen"), as proposed in the Application/Declaration to the Commission on Form U-1 (File No. 70-9961) and authorized by order of the Commission in Public Utility Holding Company Act Release No. 27539, dated June 14, 2002. E.ON also certifies that the acquisition has been carried out in accordance with the terms and conditions of and for the purposes represented by the Application/Declaration and of the Commission's order with respect thereto.

Exhibits

     K-3 "Past Tense" Opinion of Counsel

                                    SIGNATURE

     Pursuant to the requirements of the Public Utility Holding Company Act of 1935, E.ON has duly caused this Certificate to be signed on its behalf by the undersigned hereunto duly authorized.


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Date:  July 10, 2002                 E.ON AG

                                     By: /s/ Ulrich Huppe
                                         ---------------------------------------
                                     Name:  Ulrich Huppe
                                     Title: Executive Vice President


                                     By: /s/ Dr. Guntram Wuerzberg
                                         ---------------------------------------
                                     Name: Dr. Guntram Wuerzberg
                                     Title: Vice President General Legal Affairs
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EXHIBIT K-3

                                              July 10, 2002

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549

     Re: Application-Declaration of E.ON AG and Powergen plc, File No. 70-9961

Dear Sirs:

     In connection with the above-referenced Application-Declaration of E.ON AG ("E.ON") for authorization to acquire Powergen plc ("Powergen"), a registered holding company, and its indirect public utility subsidiary companies, Louisville Gas and Electric Company ("LG&E") and Kentucky Utilities Company ("KU") (the "Acquisition"), the Securities and Exchange Commission ("Commission") issued an order granting the Application-Declaration in E.ON AG et al., Holding Co. Act Release No. 27539 (June 14, 2002) (the "Acquisition Order"). The Acquisition was approved by orders of the Kentucky Public Service Commission, the Virginia State Corporation Commission and the Tennessee Regulatory Authority issued on August 6, 2001, October 5, 2001 and December 14, 2001, respectively. E.ON consummated the Acquisition on July 1, 2002 and registered as a holding company under the Public Utility Holding Company Act of 1935 (the "Act") on that day. As counsel for E.ON and its subsidiary companies, I deliver this past-tense opinion to you for filing as Exhibit K-3 to the above-referenced Application-Declaration (the "Application").

     The Acquisition was effected through a Scheme of Arrangement under Section 425 of the U.K. Companies Act 1985 ("Scheme"). Under the Scheme, E.ON paid (pound)7.65 for each Powergen share and (pound)30.60 for each Powergen American Depositary Share (representing four Powergen shares). In addition, E.ON UK plc, an indirect wholly-owned subsidiary of E.ON, issued 60,970,815 GBP aggregate principal amount of loan notes to certain Powergen shareholders seeking to defer recognition of capital gain on the sale of their shares. The Acquisition is described in greater detail in the Application.

     I am authorized to practice law in the Federal Republic of Germany, the place of incorporation of E.ON. I am not a member of the bar of any other country, or any of the United States, states in which certain of E.ON's subsidiaries are incorporated and doing business, and I do not hold myself out as an expert in the laws of such states. Sara Vaughn, Director, Group Regulatory & Sustainable Development of Powergen, is a member of the Law Society of England and Wales, the place of incorporation of Powergen. John McCall, Executive Vice President and General Counsel of LG&E Energy Corp., is a member of the bar of Kentucky, where LG&E and KU are organized. LG&E Energy Corp. is the direct parent company of LG&E and KU. For purposes of this opinion, to the extent necessary, I have relied on Sara Vaughn and John McCall with regard to matters of UK and Kentucky law, respectively. In addition, I have relied on advice from counsel employed or retained by E.ON, including the firm LeBoeuf, Lamb, Greene & MacRae, L.L.P. with respect to matters under the Public Utility Holding Company Act of 1935.

     In connection with this opinion, I or attorneys in whom I have confidence, have examined originals or copies, certified or otherwise identified to our satisfaction, of such records and such other documents, certificates and corporate or other records as we have deemed necessary or appropriate as a basis for the opinions expressed in this letter. In our examination, we have assumed the genuineness of all signatures, the legal capacity of all persons, the authenticity of all documents submitted to us as originals, the conformity to original documents of documents submitted to us as certified or photostatic copies and the authenticity of the originals of such copies. As to various questions of fact material to such opinions, we have, when relevant facts were not independently established, relied upon statements contained in the Application.

     The opinions expressed below are subject to the following assumptions, qualifications, limitations, conditions and exceptions:

     (1) The Commission duly entered an appropriate order with respect to the Acquisition, as described in the Application, permitting the Application to become effective under the Act and the rules and regulations thereunder.

     (2) No act or event other than as described herein shall have occurred subsequent to the date hereof which would change the opinions expressed below.

     Based upon the foregoing and subject to the assumptions, qualifications, limitations, conditions and exceptions set forth herein, I am of the opinion that:

     (a)  The Acquisition was carried out in accordance with the Application,

     (b) All state and federal laws applicable to the Acquisition were complied with,

     (c) E.ON UK plc, the issuer of the loan notes issued to certain Powergen shareholders, was validly organized and is duly existing,

     (d) Such securities are valid and binding obligations of the issuer and are guaranteed by E.ON, as represented in the Application,

     (e)  E.ON UK plc legally acquired the Powergen shares, and

     (f) The Acquisition did not violate the legal rights of the holders of any securities issued by E.ON, or by any associate company thereof.



     I hereby consent to the filing of this opinion as Exhibit K-3 to the Application.

                                      Very truly yours,

                                      /s/ Dr. Guntram Wuerzberg
                                      ------------------------------------
                                      Dr. Guntram Wuerzberg
                                      Vice President General Legal Affairs
                                      E.ON AG